UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
Context Therapeutics Inc.
(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities) 21077P108
(CUSIP Number) December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☐ Rule 13d-1(b)

    ☐ Rule 13d-1(c)

    ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on the following pages)

CUSIP No. 21077P108	13G

1	NAMES OF REPORTING PERSONS Martin Lehr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 365,912 (1)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 820,190 (2)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 365,912 (1)
WITH:	8	SHARED DISPOSITIVE POWER 820,190 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,186,102 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% (1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) IN
________
(1) Consists of (i) 243,329 shares of the Issuer’s common stock underlying options held directly by Mr. Lehr that are exercisable within 60 days of December 31, 2022 (the “Option Shares”) and (ii) 122,583 shares of the Issuer’s common stock held directly by Mr. Lehr.
(2) Represents shares of the Issuer’s common stock held by the Martin Lehr 2000 Trust.
(3) Based upon 15,966,053 shares of the Issuer’s common stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022, plus the Option Shares.

CUSIP No. 21077P108	13G

1	NAMES OF REPORTING PERSONS Martin Lehr 2000 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 820,190
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 820,190
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,190
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO
________
(1) Based upon 15,966,053 shares of the Issuer’s common stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022.

CUSIP No. 21077P108	13G

1	NAMES OF REPORTING PERSONS Ellyn Lehr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 820,190 (1)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 820,190 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,190 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN
________
(1) Represents shares of the Issuer’s common stock held by the Martin Lehr 2000 Trust.
(2) Based upon 15,966,053 shares of the Issuer’s common stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022.

Item 1.
    (a)    Name of Issuer
Context Therapeutics Inc. (the “Issuer”)
    (b)    Address of Issuer’s Principal Executive Offices
2001 Market Street, Suite 3915, Unit #15
Philadelphia, Pennsylvania 19103
Item 2.
    (a)    Name of Person Filing
This Schedule 13G is being filed by Martin Lehr, the Martin Lehr 2000 Trust and Ellyn Lehr.
    (b)    Address of Principal Business Office or, if none, Residence
(i) Martin Lehr:         2001 Market Street, Suite 3915, Unit #15
            Philadelphia, Pennsylvania 19103
(ii) Martin Lehr 2000 Trust:     2001 Market Street, Suite 3915, Unit #15
            Philadelphia, Pennsylvania 19103
     (iii) Ellyn Lehr:         2001 Market Street, Suite 3915, Unit #15
            Philadelphia, Pennsylvania 19103
    (c)    Citizenship
(i) Martin Lehr: United States
(ii) Martin Lehr 2000 Trust: Pennsylvania
(iii) Ellyn Lehr: United States
    (d)    Title of Class of Securities
Common stock, par value $0.001 per share
    (e)    CUSIP Number
21077P108
Item 3.    If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
    (a)    ☐    Broker or dealer registered under section 15 of the Act.
    (b)    ☐    Bank as defined in section 3(a)(6) of the Act.
    (c)    ☐    Insurance company as defined in section 3(a)(19) of the Act.
    (d)    ☐    Investment company registered under section 8 of the Investment Company Act of 1940.
    (e)    ☐    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
    (f)    ☐    An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
    (g)    ☐    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
    (h)    ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

    (i)    ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

    (j)    ☐    A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
    (k)    ☐    Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
Item 4.    Ownership
    (a)    Amount Beneficially Owned
(i) Martin Lehr:        1,186,102 shares*
(ii) Martin Lehr 2000 Trust:     820,190 shares**
(iii) Ellyn Lehr:         820,190 shares**
* Consists of (i) 820,190 shares of the Issuer’s common stock held by the Martin Lehr 2000 Trust, (ii) 243,329 shares of the Issuer’s common stock underlying options held directly by Mr. Lehr that are exercisable within 60 days of December 31, 2022 (the “Option Shares”) and (iii) 122,583 shares of the Issuer’s common stock held directly by Mr. Lehr.
** Represents shares of the Issuer’s common stock held by the Martin Lehr 2000 Trust.
    (b)    Percent of Class
(i) Martin Lehr:        7.3%
(ii) Martin Lehr 2000 Trust:     5.1%
(iii) Ellyn Lehr:         5.1%
Based upon 15,966,053 shares of the Issuer’s common stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022, plus, in the case of Mr. Lehr, the Option Shares.
    (c)    Number of shares as to which such person has:
(i)     Sole power to vote or to direct the vote
(A) Martin Lehr:        365,912
(B) Martin Lehr 2000 Trust:    0
(C) Ellyn Lehr:        0
(ii)      Shared power to vote or to direct the vote
(A) Martin Lehr:        820,190
(B) Martin Lehr 2000 Trust:    820,190
(C) Ellyn Lehr:        820,190
(iii) Sole power to dispose or to direct the disposition of
(A) Martin Lehr:        365,912
(B) Martin Lehr 2000 Trust:    0
(C) Ellyn Lehr:        0
(iv)     Shared power to dispose or to direct the disposition of

(A) Martin Lehr:        820,190
(B) Martin Lehr 2000 Trust:    820,190
(C) Ellyn Lehr:        820,190
Item 5.    Ownership of Five Percent or Less of a Class
    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .
Not Applicable
Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable
Item 8.    Identification and Classification of Members of the Group
Not Applicable
Item 9.    Notice of Dissolution of Group
Not Applicable
Item 10.    Certification
Not Applicable

SIGNATURE
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2023

MARTIN LEHR

By: /s/ Martin Lehr
Name: Martin Lehr

MARTIN LEHR 2000 TRUST

By: /s/ Ellyn Lehr
Name: Ellyn Lehr
Title: Trustee

ELLYN LEHR

By: /s/ Ellyn Lehr
Name: Ellyn Lehr

EXHIBIT INDEX

Exhibit Number	Exhibit
99.1	Joint Filing Agreement, dated February 14, 2023, by and among Martin Lehr, the Martin Lehr 2000 Trust and Ellyn Lehr

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of the common stock of Context Therapeutics Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement as of February 14, 2023.

By:	/s/ Martin Lehr
Martin Lehr

MARTIN LEHR 2000 TRUST

By:	/s/ Ellyn Lehr
Ellyn Lehr, Trustee

By:	/s/ Ellyn Lehr
Ellyn Lehr